

January 3, 2011

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

> **Re:** **Audiovox Corporation**
> **Form 10-K for fiscal year ended February 28, 2010**
> **Filed May 14, 2010, as amended December 23, 2010**
> **File No. 001-09532**

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. When you file an amendment, please include the complete text of the item, as amended. See Exchange Act Rule 12b-15. We note, for example, that you amended Items 10 and 11 of Form 10-K but, according the last paragraph on page 7, did not include the complete text of those items. Please amend accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Patrick M. Lavelle
Audiovox Corporation
January 3, 2011
Page 2

Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions about these comments. In this regard, do not hesitate to contact me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Robert S. Levy, Esq.
              Levy, Stopol & Camelo, LLP